July 28, 2014

Via EDGAR

David L. Orlic

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	ZipRealty, Inc. (“ZipRealty”)

Schedule TO-T

Filed by Realogy Group LLC and Honeycomb Acquisition, Inc.

Filed July 16, 2014

File No. 005-80398

Dear Mr. Orlic:

On behalf of our clients, Realogy Group LLC (“Realogy”) and Honeycomb Acquisition, Inc. (“Honeycomb” and, together with Realogy, the “Offerors”), set forth below are the Offerors’ responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the comment letter, dated July 25, 2014 (the “Comment Letter”), with respect to the above referenced Schedule TO-T (as amended, the “Schedule TO”) and the Offer to Purchase, dated July 16, 2014, attached thereto as an exhibit (the “Offer to Purchase” and, together with the Schedule TO, the “Tender Offer Materials”). Attached hereto is Amendment No. 2 to the Schedule TO (“Amendment No. 2”), containing changes and revisions in response to the Staff’s comments. Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Tender Offer Materials.

Tender of the Offer, page 11

1.	We note the disclosure in the last paragraph of this section. Please remove statements declaring that you do not accept responsibility for disclosure appearing in your offering document.

Response:

In response to the Staff’s comment, the Tender Offer Materials have been revised in Amendment No. 2 to delete the disclosure on page 13 of the Offer to Purchase set forth below:

“Neither Realogy nor Purchaser takes any responsibility for the accuracy or completeness of any information described herein contained in any Solicitation/Recommendation Statement on Schedule 14D-9 filed by ZipRealty with the SEC, including information concerning ZipRealty, its affiliates, officers or directors or any failure by ZipRealty to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.”

July 28, 2014

Acceptance for Payment and Payment, page 13

2.	We note the disclosure indicating that you will accept for payment and pay for all shares “as promptly as practicable” after the later of (i) the expiration date and (ii) the satisfaction or waiver of the conditions of the offer. Rule 14e-1(c) requires that you pay for all shares “promptly” upon expiration or termination of the offer, as applicable. Please revise your disclosure accordingly. We also note that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise the language in this respect as well.

Response:

In response to the Staff’s comment, the disclosure on page 13 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment)~~,~~ and the satisfaction or waiver of the conditions of the Offer set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date pursuant to the Offer promptly after ~~as promptly as practicable as permitted under applicable law after the later of (i)~~ the Expiration Date. ~~and (ii) the satisfaction or waiver of the conditions of the Offer set forth in Section 15 — “Conditions of the Offer.”~~ Subject to the Merger Agreement and in compliance with Rule 14e–1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals.”

July 28, 2014

Withdrawal Rights, page 17

3.	Please disclose the date after which security holders may withdraw securities pursuant to federal law. See Item 1004(a)(1)(vi) of Regulation M-A.

Response:

In response to the Staff’s comment, the disclosure on page 17 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“Shares tendered pursuant to the Offer may be withdrawn (i) at any time before the Expiration Date and (ii) if Purchaser has not accepted for payment Shares tendered pursuant to the Offer by September 14, 2014 ~~the End Date~~, such Shares may be withdrawn at any time after such date, in each case by complying with the procedures set forth below.”

4.	You state that you may retain all shares tendered if you are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for shares for any reason. Please clarify the circumstances under which you will delay acceptance, and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response:

In response to the Staff’s comment, the Offerors have revised the disclosure on page 17 of the Offer to Purchase as set forth in the following marked excerpt to reflect that the Offerors will delay acceptance only due to an extension of the Offer. The Offerors hereby confirm that any such delay will be consistent with Rule 14e-1(c) of the Exchange Act:

“If we extend the period of time during which the Offer is open and thus~~,~~ are delayed in accepting for payment or paying for Shares ~~or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason~~, then, without prejudice to our rights under the Offer, the Depositary & Paying Agent may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn, except to the extent that you duly exercise withdrawal rights as described in this Section 4.”

Source and Amount of Funds, page 23

5.	Please provide the disclosure required by Item 1007(b) and (d) and Item 1016(b) of Regulation M-A.

Response:

In response to the Staff’s comment the Offerors have revised the disclosures on pages 2 and 23 of the Offer to Purchase as set forth in the following marked excerpt to clarify that the source of funds for the payment for Shares will be Realogy’s cash on hand rather than borrowed funds:

“The funds to pay for all Shares accepted for payment in the Offer and the consideration in connection with the Merger will ~~are expected to~~ come from Realogy’s cash on hand~~, cash equivalents and borrowings under Realogy’s existing financing arrangements~~.”

July 28, 2014

The Merger Agreement, page 27

6.	We note the last two sentences of the first paragraph of this section. We also note the statements in the second paragraph that certain provisions of the merger agreement were made only for the purposes of the agreement and solely for the benefit of the parties. Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Response:

In response to the Staff’s comment, the disclosure on page 28 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt.

“The following summary has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement ~~and is not intended to modify or supplement any factual disclosures about ZipRealty or Realogy in ZipRealty’s or Realogy’s public reports filed with the SEC~~. ~~In particular, the Merger Agreement and this summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to ZipRealty or Realogy.~~

The representations and warranties in the Merger Agreement have been negotiated with the principal purpose of allocating risk among Realogy, Purchaser and ZipRealty and establishing the circumstances under which Realogy and Purchaser have the right not to consummate the Offer, or under which a party may have the right to terminate the Merger Agreement, rather than for the purpose of establishing matters of fact. The representations, warranties and covenants contained in the Merger Agreement (a) were made by the parties thereto ~~only for purposes of that agreement and~~ as of specific dates; (b) ~~were made solely for the benefit of the parties to the Merger Agreement; (c)~~may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement (such disclosures include information that has been included in public disclosures, as well as additional non-public information); (c~~d~~) may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and (d~~e~~) may be subject to

July 28, 2014

standards of materiality applicable to the contracting parties that differ from those applicable to investors. ~~Accordingly, you should not rely on the representations and warranties as disclosures or characterizations of the actual state of facts regarding ZipRealty, Purchaser or Realogy.~~”

Conditions of the Offer, page 43

7.	All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the shares. Please revise the language in this section accordingly.

Response:

In response to the Staff’s comment, the disclosure on page 43 of the Offer to Purchase has been revised in Amendment No. 2 as set forth in the following marked excerpt:

“Notwithstanding any other provisions of the Offer, ~~Pursuant to the Merger Agreement,~~ Purchaser ~~is~~ will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including those relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares pursuant to the Offer, and Purchaser may delay its acceptance for payment of any tendered Shares, if immediately prior to the expiration of the Offer:

~~(i)~~	~~immediately prior to the expiration of the Offer:~~

~~a.~~(i)	the Minimum Condition is not satisfied;

~~b.~~(ii)	the applicable waiting period under the HSR Act shall not have expired or been terminated; ~~or~~

~~(ii) at the Acceptance Time:~~

~~a.~~(iii)	there is a restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction, or any applicable law enacted after the date hereof, restraining, prohibiting or otherwise making illegal the consummation of the Offer or the Merger;

~~b.~~(iv)

(~~i~~a) any representations and warranties of ZipRealty set forth in Sections 5.01 (Corporate Existence and Power), 5.02 (Corporate Authorization), 5.05 (Capitalization) and 5.21 (Finders’ Fees) of the Merger Agreement

July 28, 2014

shall not be true and correct in all respects either when made or at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time), excepting with regards to the representations and warranties set forth in Section 5.05, inaccuracies that, taken as a whole, are de minimis, (~~ii~~b) any representations and warranties set forth in Section 5.22 (Antitakeover Statutes) (disregarding all materiality qualifications contained therein) of the Merger Agreement shall not be true and correct in all material respects either when made or at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time) or (~~iii~~c) any other representations and warranties of ZipRealty contained in the Merger Agreement (disregarding all materiality and material adverse effect qualifications contained therein) shall not be true and correct either when made or at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time), with only such exceptions as have not had and would not have, individually or in the aggregate, a ZipRealty Material Adverse Effect (as defined below);

~~c.~~(v)	ZipRealty shall have breached or failed to perform in all material respects its obligations under the Merger Agreement prior to such time, and such breaches or failures remain uncured immediately prior to the expiration of the offer;

~~d.~~(vi)	since the date of the Merger Agreement, there has occurred a ZipRealty Material Adverse Effect;

~~e.~~(vii)	Realogy shall have failed to receive from ZipRealty a certificate, executed by a duly authorized officer thereof as of the Acceptance Time, to the effect that the conditions with respect to representations and warranties, covenants and ZipRealty Material Adverse Effects set forth in clauses (~~b~~iv), (~~c~~v) and (~~d~~vi) above shall not have occurred ~~been satisfied~~; or

~~f.~~(viii)	the Merger Agreement shall have been terminated in accordance with its terms.”

July 28, 2014

In addition, attached as Exhibit A, please find the acknowledgement requested in the Comment Letter. If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to call me at (212) 351-4062.

Sincerely,

/s/ Barbara L. Becker

Barbara L. Becker

cc:	Marilyn J. Wasser, Esq.
Realogy Group LLC
Honeycomb Acquisition, Inc.

Exhibit A

Acknowledgement

Each of the undersigned hereby acknowledges that (i) the undersigned is responsible for the adequacy and accuracy of the disclosure in the Tender Offer Materials; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Tender Offer Materials; and (iii) the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HONEYCOMB ACQUISITION, INC.

By:	/s/ Anthony E. Hull
Name:	Anthony E. Hull
Title:	Executive Vice President and Treasurer

REALOGY GROUP LLC

By:	/s/ Anthony E. Hull
Name:	Anthony E. Hull
Title:	Executive Vice President,
Chief Financial Officer and Treasurer